A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Appoints Simon & Edward, LLP as its Independent Registered Public Accounting Firm; BDO Daejoo LLC was Unable to Accept the Engagement

SHENYANG, China and NEW YORK, October 4, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (Nasdaq and OTC Pink Limited Information: APWR, “A-Power” or the "Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, announced today that BDO Daejoo LLC ("BDO Daejoo"), which previously had executed an engagement letter pursuant to which it had agreed to act as A-Power’s independent auditor, rescinded its acceptance and engagement. According to BDO Daejoo, it was required to rescind its acceptance because of internal client acceptance issues with BDO International, a global network of accounting firms of which BDO Daejoo is a member firm. BDO Daejoo had not started any audit work and no fees were paid to BDO Daejoo by A-Power.

As a result, the Audit Committee of A-Power’s Board of Directors has approved the engagement of Simon & Edward, LLP as its independent registered public accounting firm to audit the Company’s financial statements for the year ended December 31, 2010. The appointment was made on September 30, 2011, which is also the effective date of the engagement. Simon & Edward, LLP has completed its client acceptance process and accepted the engagement.

Simon & Edward, LLP is currently registered with the Public Company Accounting and Oversight Board. The selection of Simon & Edward, LLP was based on the firm’s extensive experience auditing public companies in the United States and China. The firm is a U.S. based accounting firm with its offices in City of Industry, California and Beijing, China. The firm's partners include individuals with significant experience with S.E.C. reporting requirements and S.E.C. audits.

The engagement of Simon & Edward, LLP follows the resignation of the Company's former independent registered public accounting firm, MSCM LLP, effective June 26, 2011. As previously reported, MSCM LLP stated that it had resigned because the Company had not retained a qualified independent forensic accounting firm to evaluate certain business transactions that MSCM stated was necessary for MSCM to complete its audit of the Company’s financial statements for the year ended December 31, 2010 on a timely basis.

MSCM's audit reports on A-Power's financial statements as of and for the years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During those periods, there were no disagreements between the Company and MSCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of MSCM, would have caused MSCM to make reference to the subject matter of the disagreement in connection with its report.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information about A-Power, please visit http://www.apowerenergy.com.

About Simon & Edward, LLP

Simon & Edward, LLP is a professional service firm composed of an elite group of highly skilled professionals with e-era vision including certified public accountants, business consultants, and financial advisors. The firm is a U.S. based accounting firm with its offices in City of Industry, California and Beijing, China. The firm’s partners include individuals with significant experience with S.E.C. reporting requirements and S.E.C. audits.

A-Power safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules, and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and or years; we may experience construction, manufacturing, and development delays on our projects that could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this news release, except as required by law.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email:  tmyers@ChristensenIR.com

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com